Mail Stop 4561

August 20, 2008

Robert F. Woods
Senior Vice President
  and Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, PA 19355

> **Re:** **IKON Office Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 001-05964**

Dear Mr. Woods:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief